

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
Mark L. Zoeller
Vice President – General Counsel and Corporate Secretary
BioFuel Energy Corp.
1600 Broadway, Suite 1740
Denver, CO 80202

   Re: BioFuel Energy Corp.
     Preliminary Proxy Statement on Schedule 14A
     Filed July 16, 2014
     File No. 001-33530

Dear Mr. Zoeller:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Pamela Long

       Pamela Long
       Assistant Director

cc: Via E-mail
   Craig F. Arcella, Cravath, Swaine & Moore LLP